UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) August 2, 2006

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This current report and its exhibit include forward-looking statements. Portland General Electric Company based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of facts as of the date of this current report and its assumptions about future circumstances. These forward-looking statements are subject to various risks and uncertainties that may be outside the control of Portland General Electric Company. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by law, Portland General Electric Company undertakes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise. This current report should be read with Portland General Electric Company's Annual Report on Form 10-K for the year ended December 31, 2005, and subsequent Quarterly Reports on Form 10-Q.

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On August 2, 2006, Portland General Electric Company issued a press release announcing its earnings results for the quarter ended June 30, 2006. A copy of the press release is furnished as Exhibit 99.1.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit   Description

(99)   Additional exhibits

99.1   Portland General Electric Company Earnings Release dated August 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

August 2, 2006   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and Treasurer

August 2, 2006   By: /s/ Kirk M. Stevens

Kirk M. Stevens
Controller and Assistant Treasurer